82-3361

04046951

Pernod Ricard

RECEIVED
2004 DEC 20 P 12:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Pernod Ricard Financial Calendar 2005

Paris, France, 10 December 2004... Please find below Pernod Ricard's key financial calendar dates.

12 months sales figures	Thursday 3 February	Morning
12 months financial results	Thursday 17 March	Morning
15 months sales figures	Monday 9 May	Morning
18 months sales figures	Thursday 28 July	Morning
18 months financial results	Thursday 22 September	Morning
Shareholders Meeting	Thursday 10 November	Morning

SUPPL

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: (33 1) 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: (33 1) 41 00 41 71
Florence TARON, Press Relations Manager, Tel: (33 1) 41 00 40 88
Barbara M. Burns, BBA Communications, New York Tel: (212) 486 1140

or visit our web site at www.pernod-ricard.com